VIA EDGAR
September 12, 2016

Shannon Sobotka, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Ramco-Gershenson Properties Trust
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-10093

Dear Ms. Sobotka:

We are writing in response to the letter of the Division of Corporation Finance, dated August 29, 2016, addressed to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (the “Company”), in connection with the above-referenced filing. For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 36

1.
We note your response to prior comment 1. It is unclear to us how your metric ‘FFO available to common shareholders’ as presented should include preferred share dividends, given that common shareholders for such periods presented are not entitled to preferred share dividends unless such shares are converted. As such, it would appear your metric of ‘FFO available to common shareholders’, which includes the adjustment to add-back ‘Preferred share dividends (assuming conversion)’, would appear to be more akin to an entity-wide FFO metric; therefore it would also appear that your ‘FFO’ metric as currently presented represents FFO available to common shareholders only. As such, it would appear that FFO as presented represents FFO available to common shareholders and vice versa. Please advise.

Response:

The Company has reviewed the captions used to identify the metrics noted and proposes to revise certain captions and format of Funds from Operations. In the table below, we propose to begin our reconciliation with net income (loss) and include the effects of our noncontrolling partner interest allocation, preferred share dividends and preferred share conversion costs (when applicable) to arrive at net income (loss) available to common shareholders. We will then reconcile net income (loss) available to common shareholders to FFO available to common shareholders using the adjustments outlined. In doing so, we changed the location of the effect of the noncontrolling interest in Operating Partnership (assuming conversion). From this subtotal, we will then reconcile to FFO available to common shareholders and dilutive securities given the outstanding common Operating Partnership units and preferred shares are convertible into shares of common stock, and would only be included to the extent they were dilutive for the periods presented. We would further capture any additional adjustments deemed necessary to reconcile to Operating FFO available to common shareholders and dilutive securities. We have chosen the term dilutive securities because it is possible common Operating Partnership units, restricted common stock and the preferred shares can be dilutive for periods presented. Lastly, the captions used to identify per share amounts will be consistently labeled as those identifying the balances and clearly indicate on a diluted basis.

	Years Ended December 31,
	2015	2014	2013
	(In thousands, except per share data)
Net income (loss)	$66,895	$(2,412)	$11,462
Net (income) loss attributable to noncontrolling partner interest	(1,786)	48	(465)
Preferred share dividends	(6,838)	(7,250)	(7,250)
Preferred share conversion costs	(500)	—	—
Net income (loss) available to common shareholders	$57,771	$(9,614)	$3,747
Adjustments:
Rental property depreciation and amortization expense	89,289	80,826	56,316
Pro-rata share of real estate depreciation from unconsolidated joint ventures	1,782	4,719	3,689
Gain on sale of depreciable real estate	(13,529)	(10,022)	(2,120)
(Gain) loss on sale of joint venture depreciable real estate (1)	(16,489)	—	6,454
Provision for impairment on income-producing properties	—	4,580	9,342
Gain on remeasurement of unconsolidated joint ventures (2)	(7,892)	(117)	(5,282)
FFO available to common shareholders	110,932	70,372	72,146
Noncontrolling interest in Operating Partnership (assuming conversion) (3)	1,786	(48)	465
Preferred share dividends (assuming conversion) (4)	6,838	—	7,250
FFO available to common shareholders and dilutive securities	$119,556	$70,324	$79,861

Provision for impairment for land available for development or sale	2,521	23,285	327
(Gain) loss on extinguishment of debt	(1,414)	860	340
Gain on extinguishment of joint venture debt, net of RPT expenses (1)	—	(106)	—
Acquisition costs	644	1,890	1,322
Preferred share dividends (assuming conversion) and conversion costs (5)	500	7,250	—
Operating FFO available to common shareholders and dilutive securities	$121,807	$103,503	$81,850

Weighted average common shares	78,848	72,118	59,336
Shares issuable upon conversion of Operating Partnership Units (3)	2,187	2,250	2,257
Dilutive effect of restricted stock	187	217	392
Shares issuable upon conversion of preferred shares (4) (5)	6,692	7,019	6,940
Weighted average equivalent shares outstanding, diluted	87,914	81,604	68,925

Diluted earnings per share (6)	$0.73	$(0.14)	$0.06
Per share adjustments for FFO available to common shareholders and dilutive securities	0.63	1.08	1.10
FFO available to common shareholders and dilutive securities per share, diluted (7)	$1.36	$0.94	$1.16
Per share adjustments for Operating FFO available to common shareholders and dilutive securities	0.03	0.33	0.03
Operating FFO available to common shareholders and dilutive securities per share, diluted	$1.39	$1.27	$1.19

(1)	Amount included in earnings (loss) from unconsolidated joint ventures.

(2)
During the third quarter 2015, we purchased our partner's interest in six properties owned by Ramco 450 Venture LLC and one property owned by Ramco/Lion Venture L.P. The total gain of $7.9 million represents the difference between the carrying value and the fair value of our previously held equity investment in the properties.

(3)	The total noncontrolling interest reflects OP units convertible 1:1 into common shares.

(4)
Series D convertible preferred shares were dilutive for FFO for the years ended December 31, 2015 and 2013 and were anti-dilutive for the comparable period in 2014. In 2015, our Series D convertible preferred shares paid annual dividends of $6.7 million and are currently convertible into approximately 6.7 million shares of common stock. They are dilutive only when earnings or FFO exceed approximately $1.04 per diluted share per year The conversion ratio is subject to adjustment based upon a number of factors, and such adjustment could affect the dilutive impact of the Series D convertible preferred shares on FFO and earnings per share in future periods.

(5)	Series D convertible preferred shares were dilutive for Operating FFO for year ended December 31, 2014.

(6)	The denominator to calculate diluted earnings per share excludes shares issuable upon conversion of Operating Partnership Units and preferred shares for all periods reported.

(7)	The year ended December 31, 2015 includes $0.04 per share primarily attributable to gain on sale of land at Gaines Marketplace.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Same Property Operating Income, page 28

2.
We note your response to prior comment 2c. Please confirm that the properties included in the June 2016 Quarterly Financial and Operating Supplement for which you designated in your response as ‘Portion of GLA excluded as redevelopment’ are included within your ‘Same property’ designation for the three and six months ended June 30, 2016.

Response:

All properties designated as ‘Portion of GLA excluded as redevelopment’ are included within our ‘Same Property’ designation for the three and six months ended June 30, 2016, adjusted for the portion of GLA excluded as redevelopment, except for The Shops on Lane Avenue. The Shops on Lane Avenue is an acquisition property that is excluded from the same property pool.

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6400, or at gbedrosian@rgpt.com.

Sincerely,

/s/ Geoffrey Bedrosian
Geoffrey Bedrosian
Executive Vice President, Chief Financial Officer and Secretary